Form C

Cover Page

Name of issuer:

CoPeace PBC

Legal status of issuer:

Form: Other
Other (specify): Public Benefit Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 5/30/2018

Physical address of issuer:

P.O. Box 631157
Highlands Ranch CO 80163

Website of issuer:

http://copeace.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

385

Price:

$130.00000

Method for determining price:

Dividing pre-money valuation $34,391,370.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,050.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$742,690.00

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

5

Most recent fiscal year-end: Prior fiscal year-end:

Total Assets:	$565,192.00	$196,212.00
Cash & Cash Equivalents:	$167,760.00	$115,594.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$299,301.00	$242,925.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($931,872.00)	($309,553.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

CoPeace PBC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Komathi Stem	COO	Glooko, Inc.	2019
Ed Tepper	COO	CoPeace	2020
Brad Tompkins	Chief Financial Officer	Furniture for Life	2018
Amanda Menendez	Director of Innovation	Colorado College	2018
Jeff Jonas	Managing Director, Global Business Development	Intel Sports	2018
Sarah England	Vice Chair, Research Dept of Obstetrics and Gynecology	Washington University School of Medicine	2019
Meg Masten	Chief Relationship Officer	CoPeace PBC	2018
Craig Jonas	Chief Executive Officer	CoPeace PBC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ed Tepper	COO	2020
Meg Masten	Chief Relationship Officer	2018
Hanan Levin	CIO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Craig Jonas	188500.0 Common stock	86.57

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the Commission's temporary regulatory COVID-19 relief.

The offering price has been arbitrarily set by the Company.

The offering price of the stock was arbitrarily set by the Company. No independent investment banking firm was retained to assist in determining the offering price. The offering price may not bear any relation to the actual value in the future. Among the factors considered in determining the price were estimates of the prospects of the Company, the background and capital contributions of Management, and current market conditions.

The success of this Offering is highly dependent on the success of our marketing or other ability to attract investors.

The Company is aware of the need to significantly grow its existing investor base. We have built our team strategically around this challenge, so that we can execute an effective marketing and public relations campaign, in order to grow our database to attract potential investors.

There is no guarantee of return or payment of dividends.

No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Further, while the Shares offered in this Offering carry a 3.0% annual, cumulative, preferential dividend, there is no guarantee that the Company can or will pay the preference in any year or at all. Investors may be required to hold their investment indefinitely without receiving any cash distributions.

We have not retained an independent party to sell the Offering and the failure of our officers to sell the Offering may result in a shortage of operating funds.

Officers of the Company are offering our shares on a "best-efforts" basis. We have not contracted with an underwriter, placement agent, or other person to purchase or sell all, or a portion, of the Shares and there is no assurance that we can sell all or any of the Shares. Further, if we had hired an underwriter, placement agent, or other independent person to sell the Offering, that person would have conducted an independent due diligence examination into our business, but since we have not done so, investors are not able to rely on the results of any such examination.

The Company may require further investment.

The Company likely will require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then-existing shareholdings may result. If the Company is not able to obtain additional capital on acceptable terms, or at all, it may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating

results or prospects.

You will not get to decide which companies we acquire or otherwise invest in.

This is a "blind pool" offering because we have not yet identified all of the companies we will acquire with the offering proceeds and we have a limited operating history. You will not be able to evaluate our investments prior to purchasing Shares. We may change our investment policies without stockholder consent, which could result in investments that are different from those described in this Form C.

There is no guarantee our subsidiaries or other holdings will be successful.

Our success will depend on the success of our subsidiaries. If our subsidiaries are not successful, this would affect the value of your investment and the payment of dividends. We may not be able to develop companies that will become profitable or that are able to remain profitable. We may also invest in companies that end up losing money. Even if one of our companies is successful, we may lose money in others.

Certain factors may affect future success.

Any continued future success that the Company might enjoy will depend upon many factors including factors beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to: changes in general economic conditions; changes in the regulatory environment that makes it more difficult to operate as planned; our ability to find suitable portfolio companies that both meet our social impact metrics standards and are willing to sell a majority interest in their businesses to us; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon our business, operating results, and financial condition

The Company has not yet commenced full operations.

The Company was incorporated as a Delaware public benefit corporation on May 30, 2018. Its largest single acquisition so far is a company that has not yet commenced full operations. Because the Company's portfolio is still in the development stage, it has not yet earned any revenues or produced any profits. There is no assurance that it will ever earn revenues or produce profits. As a new enterprise, the Company is likely to be subject to risks its management has not anticipated.   It is possible that the proceeds from this Offering and other resources may not be sufficient for the Company to continue to finance its operations.

The Company's operating costs may rise.

The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen issues or conditions could cause operating costs to rise substantially. For example, an increase in employee or independent contractor costs or in other operating costs could cause the Company to be unprofitable and unable to pay dividends or interest.

The Company is subject to ongoing compliance with various laws and regulations.

The Company and its subsidiaries will be subject to laws in various jurisdictions, including the United States and many other jurisdictions where it may have a business presence. Existing and future legislation, regulation, and actions could cause additional expense, capital expenditure and restrictions and delays in the activities of the Company, the extent of which cannot be predicted. No assurance can be given that new laws, rules and regulations will not be enacted or existing laws, rules and regulations will not be applied in a manner which could limit or curtail certain of the Company's activities or services. In addition, the Company may have to defend itself against legal proceedings related to its compliance with laws, which could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

The Company's officers, directors and key persons will continue to have substantial control over the Company after the Offering.

Officers, directors and key persons hold a vast majority of the voting power of the outstanding shares of the Company's capital stock, and will continue to hold such a majority even if the maximum amount of Shares is sold in this Offering.

Because there is no market for the Company's stock, you may not be able to sell your shares.

There is currently no, and there may never be any, secondary market trading in the Shares, and investors' ability to sell their Shares are further limited by transfer restrictions under applicable securities laws and the terms of the subscription agreement. Investors may never be able to sell their Shares or recover any part of your investment, unless the Company conducts a subsequent public offering or a sale of the Company or its assets, none of which things the Company has any current plans to do.

Revisions to Use of Proceeds may occur.

It is possible that our current projected use of the proceeds (as further detailed in the "Use of Proceeds" section below) will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

The Company may not successfully manage its growth.

As set out in this document, the Company intends to carry out certain expansion strategies. The Company's growth and future success will be dependent to some extent on the successful completion of the expansion strategies and the sufficiency of demand for the Company's products and services. The execution of the Company's expansion strategies may also place a strain on its managerial, operational and financial reserves. Should the Company fail to implement such expansion strategies or should there be insufficient demand for the Company's products and services, the Company's business operations, financial performance and prospects may be adversely affected.

Litigation may arise.

Legal proceedings, with or without merit, may arise from time to time in the course of the Company's business. The Company cannot preclude litigation being brought against the Company and any litigation brought against the Company could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

The Company's officers and directors have limited experience managing a company in this business.

While several of our officers and directors have experience managing a development stage enterprise, our officers and directors have limited experience managing a holding company of this type. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel.

The Company's status as a public benefit corporation may not result in the benefits that it anticipates.

The Company is a public benefit corporation under Delaware law. As a public benefit corporation the Company is required to balance the financial interests of its shareholders with the best interests of those stakeholders materially affected by its conduct, including particularly those impacted by the specific benefit purpose set forth in the Company's articles of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with the Company's related obligations could negatively impact its ability to provide the highest possible return to shareholders.

As a public benefit corporation, the Company is required to publicly disclose a report at least biennially on its overall public benefit performance and on its assessment of its success in achieving its specific public benefit purpose. If the Company is not timely or is unable to provide this report, or if the report is not viewed favorably by parties doing business with the Company or regulators or others reviewing the Company's credentials, the Company's reputation and status as a public benefit corporation may be harmed.

The Company's directors are required to consider factors other than financial interest of shareholders.

The Company is a benefit corporation, and accordingly its directors have a legal duty to consider, in addition to the financial interests of its shareholders, the social and environmental impacts of its actions, including as such actions affect the Company's employees and other service providers, business partners, customers, editors and user community. Therefore, the Company's directors may, consistent with their legal duties, take actions that are contrary to the financial interests of its shareholders, and its shareholders will have no recourse against the Company or its directors for taking such actions.

Our operations are subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. The kinds of permits, licenses and certificates required in our operations depend upon a number of factors. If we fail to comply with these regulations, our cash flow and profitability could be adversely affected, and we could be subject to civil or criminal liability, damages and fines.

Development and construction of new projects and expansions may not commence as anticipated, or at all. Development and construction involves many risks including: difficulties in identifying, obtaining and permitting suitable sites for new projects;

- the inaccuracy of our assumptions with respect to the cost of and schedule for completing construction;

- difficulty, delays or inability to obtain financing for a project on acceptable terms;

- delays in deliveries of, or increases in the prices of, equipment sourced from other countries;

- permitting and other regulatory issues, license revocation and changes in legal requirements;

- labor disputes and work stoppages;

- unforeseen engineering and environmental problems;

- interruption of existing operations;

- unanticipated cost overruns or delays; and

- weather interferences and catastrophic events including fires, explosions, earthquakes, droughts, pandemics and acts of terrorism.

In addition, new facilities have no operating history and may employ recently developed technology and equipment. A new facility may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss. In certain situations, if a facility fails to achieve commercial operation, at certain levels or at all, termination rights in the agreements governing the facilities financing may be triggered, rendering all of the facility's debt immediately due and payable. As a result, the facility may be rendered insolvent and we may lose our interest in the facility.

The Company may not be able to effectively control the timing and costs relating to the acquisition and maintenance of properties, which may adversely affect the Company's operating results and the its ability to make a return on its investment or disbursements of dividends or interest to our shareholders. Nearly all of the plants to be acquired by the Company will require some level of maintenance construction immediately upon their acquisition or in the future in order to create Waste-To-Energy plants. Consequently, the Company will routinely retain independent contractors and trade professionals to perform physical repair, maintenance and construction work, and the Company will be exposed to all of the risks inherent in property maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the time of receiving necessary work permits, certificates of occupancy and poor workmanship. If the Company's assumptions regarding the costs or timing of renovation across our future properties prove to be materially inaccurate, the Company's operating results and ability to make distributions to our Shareholders may be adversely affected.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our shareholders. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory

The waste industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected. Demand for our products and services is vulnerable to economic downturns and industry conditions. These factors include, but are not limited to: the cyclical nature of our industry, inflation, geopolitical issues, the availability and cost of credit, volatile oil and natural gas prices, low business and consumer confidence, high unemployment and energy conservation measures.

Compliance with existing or future regulations and/or enforcement of such regulations may restrict or change our operations, increase our operating costs, or require us to make additional capital expenditures expenditures. Our waste and energy services are subject to extensive environmental laws and regulations by federal, state, and local authorities, primarily relating to air, energy, waste and water. A substantial portion of the demand for our products and services is from electric power generating companies and waste management customers. The demand for our products and services can be influenced by governmental legislation setting requirements for utility related operations, emissions and environmental impacts. The legislative process is unpredictable and includes a platform that continuously seeks to increase the restrictions on power producers. Potential legislation limiting emissions from power plants, including carbon dioxide, could affect our markets and the demand for our products and services related to power generation. We cannot predict all of the environmental requirements or circumstances that will exist in the fun1re but anticipate that environmental control and protection standards will become increasingly stringent and costly.

Our operations are initially concentrated in one or a small number of regions and expose us to regional and economic or market fluctuations. Adverse economic developments in this region could affect regional waste and generation rates and demand for waste management or energy services provided by us. Adverse market developments caused by additional waste processing capacity in this region could adversely affect waste disposal pricing. Either of these developments could have a material adverse effect on our profitability and cash generation.

Our revenues, earnings, and cash flows will fluctuate based on changes in commodity prices for energy, waste disposal and recycled materials. Certain number of our competitors in these markets are vertically- integrated companies, which includes waste collection operations or generation plants and thus have the ability to control supplies of waste or energy which may restrict our ability to offer services at attractive prices. Our business does not include traditional waste collection operations. If a long-term contract expires and is not renewed or extended by a client community, our percentage of contracted processing capacity will decrease and we will need to compete in the regional market for waste supply at t1le facilities we own, from both municipal and commercial services. At that point, we will compete on price with landfills, transfer stations and other waste technologies that are then offering disposal or other services in the region.

Our long-term success depends, in part, on our ability to operate in, and expand the sales of our services and products to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations. We currently maintain offices and have personnel in Israel, and we eventually intend to expand our international operations. Any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States.

These risks include:

• unexpected costs and errors in the localization of our products, including translation into foreign languages and adaptation for local practices and regulatory requirements;

• lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements, tariffs, and other barriers;

• unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

• difficulties in managing systems integrators and technology partners;

• differing technology standards;

• longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

• difficulties in managing and staffing international operations and differing employer/employee relationships;

• fluctuations in exchange rates that may increase the volatility of our foreign-based revenue;

• potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

• uncertain political and economic climates; and

• reduced or varied protection for intellectual property rights in some countries.

These factors may cause our costs of doing business in these geographies to exceed our comparable domestic costs. Operating in international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition as a whole.

Our business, results of operations and financial condition may be adversely affected by pandemic infectious diseases, particularly the recent novel coronavirus strain known as COVID-19. Pandemic infectious diseases, such as the current COVID-19 strain, may adversely impact our business, consolidated results of operations and financial condition. The global spread of COVID-19 has created significant volatility and uncertainty and economic disruption. The extent to which COVID-19 impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response. COVID-19, as well as measures taken by governmental authorities to limit the spread of this virus, may interfere with the ability of our employees, and other business providers to carry out their assigned tasks or services at ordinary levels of performance relative to the requirements of our business, which may cause us to materially curtail certain of our business operations. We require additional funding and such funding may not be available to us as a result of contracting capital markets resulting from the COVID-19 pandemic. Any of these events could materially adversely affect our business, financial condition, results of operations and/or stock price

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)]

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Hanan Levin is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,050**

Use of Proceeds: Acquisitions/future holdings: 80%

Marketing: 15%

Wefunder intermediary fee: 5%

If we raise: **$742,690**

Use of Proceeds: Acquisitions/future holdings: 70%

Compensation to executives, employees and contractors: 10%

Legal/Insurance: 2.5%

Marketing: 5%

Operations: 2.5%

Reserve: 5%

Wefunder intermediary fee: 5%

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. <u>Acceptance of the Investment.</u> If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder

Portal.

4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. <u>Closing; Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $34,391,370 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

CoPeace PBC is offering up to 5,713 shares of Series B Preferred Stock, at a price per share of $130.

The campaign maximum is $742,690 and the campaign minimum is $50,050.

Security Features: Convertible to Common Stock; Voting rights equal to the number of shares of Common Stock into which the Series B Preferred Stock are convertible; Dividends accrue at a rate of 3% per year; Liquidation Preference over Common Stock and on par with Series A Preferred Stock

Repurchase. If the Company determines at any time and in its sole discretion, that the asset value of the Company and the record number of holders of the Company's securities would require the Company to register a class of its equity securities in the coming six month period under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the Investor for the purchase price of $130.00 per share plus any accrued and unpaid dividends on the Shares.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: Preferred Stock votes as a single class with Common Stock
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	400,000	200,695	Yes ∨
Series B Preferred Stock	50,000	2,935	Yes ∨
Series A Preferred Stock	50,000	14,124	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	46,795

Describe any other rights:

Preferred stock has liquidation preferences over common stock, and Series A Preferred stock has liquidation preferences over Series B. All classes have voting rights, and Class A and Class B Preferred Stock are entitled to cumulative dividends (5% and 3%, respectively). When options are issued, they can be issued as either restricted stock or options in any of our classes of stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the

the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities. decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Craig Jonas
Issue date	04/29/20
Amount	$210,000.00
Outstanding principal plus interest	$200,000.00 as of 02/28/21
Interest rate	0.0% per annum
Current with payments	Yes

No maturity date.

Loan

Lender	SBA
Issue date	01/26/21
Amount	$76,657.00
Outstanding principal plus interest	$76,657.00 as of 02/28/21
Interest rate	1.0% per annum
Maturity date	01/27/21
Current with payments	Yes

PPP loan that is expected to be forgiven.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2018	Other	Common stock	$75,000	General operations
6/2020	Regulation D, Rule 506(b)	Preferred stock	$1,336,060	General operations
1/2021	Regulation Crowdfunding	Priced Round	$325,200	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Shelley L. Tepper
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	01/03/20
Relationship	Sister of COO

Name	Shelley L. Tepper
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	04/14/20
Relationship	Sister of COO

Name	Edward Tepper
Amount Invested	$250,000.00
Transaction type	Priced round
Issue date	12/19/19
Relationship	COO and Board Director

Name	Petruconis Family Trust
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	01/27/19
Relationship	Parents of CRO

Name	Jeffrey J. Jonas Revocable Trust
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	08/06/18
Relationship	Board Director and Brother of CEO

Name	Meg Masten and Jason Masten as community property
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	08/06/18
Relationship	Board Secretary/CRO and Husband of CRO

Name	Bradley Tompkins
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	10/31/18
Relationship	Board Director

Name	Sarah England
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	10/02/19
Relationship	Board Director

Name	Craig Jonas
Amount Invested	$275,000.00
Transaction type	Priced round
Issue date	06/01/18
Relationship	Founder/CEO/Chair of Board

Name	Elizabeth Jonas and Scott Jonas
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	06/02/20
Relationship	brother and sister-in-law of CEO

Name	Komathi Stem
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	06/17/20
Relationship	Board Director

Name	Craig Jonas
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	05/01/20
Outstanding principal plus interest	$50,000.00 as of 06/18/20
Interest rate	0.0% per annum
Maturity date	12/31/20
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Name	Craig Jonas
Amount Invested	$210,000.00
Transaction type	Loan
Issue date	04/29/20
Outstanding principal plus interest	$200,000.00 as of 02/28/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Founder and CEO

As part of their 2020 Reg CF fundraise, three related parties invested under a $25M pre-money valuation; Meg Masten, company officer, invested $15,840; Dan Jonas, father of company CEO, invested $10K, and Helen Jonas, mother of company CEO, invested $10K.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk

Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We want to co-create a world where friends, neighbors, and communities can invest in the change they want to see in the world. We help everyday people grow their money for good, by investing in impact businesses addressing world problems.

CoPeace intends to build its portfolio to include 10+ holdings and become a publicly-listed entity on a major stock exchange. We're aiming for investors to earn upwards of 3% in annual dividends.

The company invests in and intends to run subsidiaries in which they have at least a 50% or more voting control. They expect several new subsidiaries to be announced as updates during the campaign. Like Berkshire Hathaway, 40% of the company assets can be allocated in a strategic, non-majority way and 60% of the company assets need to be in subsidiaries the company controls 50% or more of the voting shares. Uncharted Power is a strategic investment and the company is evaluating several new subsidiaries in partnership in which the company may have 50% or more control in the future.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

CoPeace PBC was incorporated in the State of Delaware in May 2018.

Reasons to invest:

1. ⏳ Available again for a short time after reaching 600% of 2020 Wefunder goal

2. ☑ As featured in Forbes – Led by a team with decades of experience and over $1.9 million raised...

3. ⚡ Grow your money and support businesses achieving positive impact on society and the planet

4. ⚖ Democratized investing allows anyone the chance to participate in businesses doing good

5. 🌎 A Public Benefit Corporation and Certified B Corp

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.

- *Assets.* As of December 31, 2019, the Company had total assets of $565,192, including $167,760 in cash. As of December 31, 2018, the Company had $196,212 in total assets, including $115,594 in cash.

- *Net Loss.* The Company has had net losses of $931,872 and net losses of $309,553 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $229,883 for the fiscal year ended December 31, 2019 and $242,925 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,736,260 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CoPeace PBC cash in hand is $79,232.07, as of March 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $34,647.07/month, for an average burn rate of $34,647.07 per month. Our intent is to be profitable in 18 months.

CoPeace PBC raised an additional $200,000 through a Regulation D offering in 2020. COVID-19 pandemic affected the global economy beginning January 2020. CoPeace received a Payroll Protection Plan grant of $71,838.71. CoPeace reduced monthly contractor salaries by $7,600/month. Short-term loan from the founder of CoPeace of $50,000 was given May 1, 2020.

CoPeace PBC is a holding company. Its business model is to raise capital from investors and to invest in companies that have measurable environmental and social impact. As an early stage impact driven holding company, CoPeace expects to have operating costs consistent with the last three months plus the added costs of marketing, investor relations, and public relations associated with supporting the Regulation CF campaign and future rounds of capital raising.

Because we are a completely virtual company, our regular costs of operation (excluding the costs of fundraising) should remain relatively fixed as we do not contemplate significant increases in headcount and independent contractors over time. During the next 3-6 months we will be adding a commission-only based sales team that will be marketing the services of our wholly-owned subsidiaries, CoPeace Finance (CoFi) and CoPeace Marketing (CoMA). This new initiative is expected to produce approximately $100K-$200K in net cash flow (revenue less expenses) in 2020 with further increases over time as the new sales efforts gain traction.

Given the early stage of CoPeace's evolution, operating expenses as a percentage of capital raised are expected to be high as we raise capital to fund operations and continue to build our investment holdings. We expect operating expenses as a percentage of capital raised to decline over time to 10% of capital raised by 2022. Continuous capital raising and future cash flow from our investments and wholly-owned subsidiaries are expected to offset operating expenses and provide funds for dividend payments and future investments. As our investment portfolio continues to grow and mature, the company is expected to become self-sustaining solely by the cash flow generation from company investments and fee income from our subsidiaries.

CoPeace is actively seeking strategic investment partners. Should such partnership opportunities become actionable the company would raise additional capital via a Regulation D 506(c) private offering, the timing of which is indeterminate and subject to further exploration. Additionally, the founder is fully committed to the success of CoPeace and is prepared to provide additional liquidity to the company if needed. The CoPeace business model is highly dependent upon future fundraising activities and the company expects to continue to actively raise equity capital to build out the holding company portfolio.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these Instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(2), which provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance on Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not currently available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Refer to Appendix C, Financial Statements

I, [MAIN_CONTACT_NAME], certify that:

(1) the financial statements of CoPeace PBC included in this Form are true and complete in all material respects ; and

(2) the tax return information of CoPeace PBC included in this Form reflects accurately the information reported on the tax return for CoPeace PBC filed for the most recently completed fiscal year.

[MAIN_CONTACT_NAME]
[MAIN_CONTACT_TITLE]

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.copeace.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- CoPeace Subscription Agreement 2021

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

- Amanda Menendez
- Brad Tompkins
- Craig Jonas
- Ed Tepper
- Hanan Levin
- Jeff Jonas
- Komathi Stem
- Meg Masten
- Sarah England

Appendix E: Supporting Documents

- *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- CoPeace Subscription Agreement 2021

Appendix C: Financial Statements

Appendix D: Director & Officer Work History

- Amanda Menendez
- Brad Tompkins
- Craig Jonas
- Ed Tepper
- Hanan Levin
- Jeff Jonas
- Komathi Stem
- Meg Masten
- Sarah England

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CoPeace PBC

By

Craig Jonas

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Craig Jonas

Chief Executive Officer

3/12/2021

Meg Masten

Chief Relationship Officer and Director

3/12/2021

Edward Tepper

COO and CFO

COO and CFO
3/12/2021

Hanan Levin
CIO
3/12/2021

Bradley Tompkins
Board of Directors
3/12/2021

Jeffrey Jonas
Board of Directors
3/12/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.